April 2, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall Assistant Director

Re:	Macquarie Infrastructure Company LLC Registration Statement on Form S-4 Response dated March 18, 2015 SEC File No. 333-202162

Dear Mr. Schwall:

On behalf of Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “Company”), we have set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 31, 2015, to James Hooke, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Registration Statement on Form S-4, as filed with the Commission on February 18, 2015.

The heading and numbered paragraph below correspond to the heading and numbered paragraph set forth in the Comment Letter.

General

1.	We note your response to prior comment 3. Please provide an analysis demonstrating that the provisions requiring security holder or manager approval of amendments to the governing documents are the same before and after the conversion.

Response: The following is a comparison of the provisions that require security holder approval or Manager approval of amendments to (i) the Company’s existing LLC operating agreement that is in effect prior to the consummation of the Conversion and (ii) the certificate of incorporation (the “charter”) and bylaws of MIC Corp. that will be in effect following consummation of the Conversion.

Attn: H. Roger Schwall

Provisions Requiring Security Holder Approval

Prior to Conversion (§ references are to LLC operating agreement)		Following Conversion

1.	§1.3 – purposes of the Company; Company may not become an investment company (amendment requires approval of a majority of LLC interests present in person or by proxy)	1.	Article III of the charter – purposes of MIC Corp.; MIC Corp. may not become an investment company (amendment requires approval of a majority of outstanding stock entitled to vote)

2.	§3.1 – amount of authorized LLC interests (amendment requires approval of a majority of LLC interests present in person or by proxy)	2.	Article IV of the charter – amount of authorized capital stock (amendment requires approval of a majority of outstanding stock entitled to vote)

3.	§8.6 – approval of a replacement manager (amendment requires approval of a majority of LLC interests present in person or by proxy)	3.	§6.6 of the bylaws – approval of a replacement manager (amendment requires approval of a majority of shares present in person or by proxy)

4.	Article 10 – matters relating to certain business combinations (amendment requires approval of a majority of LLC interests present in person or by proxy)	4.	Article IX of the charter – matters relating to certain business combinations (amendment requires approval of a majority of outstanding stock entitled to vote)

5.	§12.1 – amendments to the operating agreement (amendment requires approval of a majority of LLC interests present in person or by proxy)	5.

§11.1 of the bylaws – amendments to the bylaws (amendment requires approval of a majority of shares present in person or by proxy)

§242 of the Delaware General Corporation Law (the “DGCL”) requires shareholder approval of charter amendments (approval of a majority of outstanding stock entitled to vote)

6.	§14.1(a)(i) – approval of dissolution (amendment requires approval of majority of LLC interests present in person or by proxy)	6.	§275 of the DGCL requires shareholder approval of dissolution (approval of a majority of outstanding stock entitled to vote)

2

Attn: H. Roger Schwall

Provisions Requiring Manager Approval

Prior to Conversion (§ references are to LLC operating agreement)		Following Conversion

1.	For so long as the management services agreement (the “MSA”) is in effect, §6.9 regarding the Manager’s right to appoint the Chairman cannot be amended without the Manager’s approval	1.	For so long as the MSA is in effect, §3.7 of the bylaws regarding the right of the holder of special stock to appoint the Chairman cannot be amended without the Manager’s approval

2.	For so long as the MSA is in effect, Article 8 regarding the management of the Company and the secondment of officers by the Manager to the Company cannot be amended without the Manager’s approval	2.	For so long as the MSA is in effect, Article VI of the bylaws regarding the management of MIC Corp. and the secondment of officers by the Manager to MIC Corp. cannot be amended without the Manager’s approval

3.	For so long as the MSA is in effect, §§12.1 and 12.2 regarding amendments to the operating agreement cannot be amended without the Manager’s approval	3.	For so long as the MSA is in effect, §§11.1 and 11.2 of the bylaws regarding amendments to the bylaws cannot be amended without the Manager’s approval

4.	§3.2 of the MSA provides that the Company may not amend any provision of the operating agreement that affects the rights of the Manager without the Manager’s approval. We note that any issuance of preferred stock by the Company (if preferred stock was authorized) would affect the management and performance fees payable to the Manager, and as such would require Manager approval	4.	Article IV D of the charter provides that the approval of a majority of the holders of the outstanding special stock (i.e., the Manager) is required to (i) authorize or issue shares of special stock, (ii) amend any provision of the charter or bylaws in a manner that would adversely affect the rights of the special stockholder (i.e., the Manager) as a class or (ii) if the preferred stock proposal is consummated, issue shares of preferred stock

3

Attn: H. Roger Schwall

The Company believes that, as the foregoing comparison demonstrates, the provisions requiring security holder or Manager approval of amendments to the governing documents are not being materially changed as a result of the Conversion. In addition, any changes to the amendment provisions described above are solely to comply with the requirements of the DGCL, which MIC Corp. will become subject to upon consummation of the Conversion. The Conversion, and the provisions described above, have been structured specifically to maintain all holders’ existing rights. Consistent with the Staff’s Exchange Act Rule 14a-4(a)(3) C&DI Question 101.01, all of these provisions are “inextricably intertwined” with the Conversion and, as such, effectively constitute a single matter. The differences in the provisions described above are solely due to the legal requirements of the Company as a corporation following the Conversion. There are no changes to the amendment provisions that are not a direct result of the legal requirements of the Conversion. As such, the Company does not believe that any unbundling under Rule 14a-4(a)(3) is required.

*             *             *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments, please call Michelle B. Rutta (tel: 212-819-7864) or Patti J. Marks (tel: 212-819-7019) of White & Case LLP.

Sincerely, /s/ Michelle B. Rutta

Michelle B. Rutta

cc:	James Hooke

Michael Kernan

Macquarie Infrastructure Company LLC

4